Filed Pursuant To Rule 433, Registration No. 333-150218

Recent Developments

On January 26, 2009, we announced our 2008 year end results.  Statistical highlights are set forth below.  The quarterly results for 2008 and 2007 and the full year results for 2008 are not audited, and the results are not necessarily indicative of results that may be expected for future periods.  This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement.  See also “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

FOURTH QUARTER 2008 VS. FOURTH QUARTER 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$661	$780	(15%)
Profit Before Tax	$(10)	$172	(106%)
Profit After Tax	$13	$113	(88%)
New Retail Financing	$3,428	$4,100	(16%)
Total Assets	$33,082	$29,429	12%

FULL YEAR 2008 VS. FULL YEAR 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$2,999	$2,998	0%
Profit Before Tax	$505	$728	(31%)
Profit After Tax	$385	$494	(22%)
New Retail Financing	$15,879	$14,074	13%

Fourth quarter and full year 2008 profit declines were principally due to (i) decreased net yield on average earning assets, (ii) higher provision for credit losses primarily related to deteriorating global economic conditions, (iii) interest rate volatility, primarily in the fourth quarter, resulting in mark-to-market adjustments on interest rate derivative contracts, (iv) increase in general, operating and administrative expenses and (v) write-downs on retained interests related to the securitized asset portfolio due to worse than expected losses.  The fourth quarter decrease in new retail financing was due primarily to decreases in the North America and Europe operating segments.  New retail financing for the year was $15.88 billion, an increase of $1.80 billion, or 13 percent, from 2007.  The increase was the result of increased new retail financing, primarily in our Asia-Pacific and Diversified Services operating segments.

Past dues over 30 days at December 31, 2008, were 3.88 percent compared to 2.36 percent at December 31, 2007.  This increase began with the downturn in the U.S. economy and has spread to other countries.  Write-offs, net of recoveries, for the year ended December 31, 2008, were $121 million (0.48% of average retail portfolio) compared to $68 million (0.31% of average retail portfolio) for the year ended December 31, 2007.  The increase in write-offs is primarily attributable to North America.  The rate of write-offs in 2008 as a percentage of average retail portfolio compares favorably to the most recent period of economic weakness in 2001/2002.

Allowance for credit losses totaled $395 million at December 31, 2008, which is 1.44 percent of net finance receivables at December 31, 2008, compared with 1.39 percent at December 31, 2007.

As reported in our Form 8-K filed with the Securities and Exchange Commission on January 26, 2009 (the “Form 8-K”), we and Caterpillar Inc. entered into amendments of various credit agreements utilized primarily to support our commercial paper programs that increase the upper range of interest rates applicable to certain amounts that may be drawn under the credit facilities in consideration of the lenders’ consent to our interest coverage ratio as of December 31, 2008 and to Caterpillar Inc.’s consolidated net worth as of December 31, 2008, each of which would otherwise have been below that stipulated in the credit agreements.  This summary description of the amendments to the credit agreements is qualified in its entirety by reference to terms and provisions of the respective amendments filed as exhibits to the Form 8-K.  While we believe that none of the credit covenants to which we are subject presently materially restrict our operations, our ability to meet any one particular financial covenant can be affected by events beyond our control.  We cannot provide assurance that we will continue to comply with each covenant, particularly if we continue to experience challenging and volatile market conditions as in the fourth quarter of 2008, and given that we are required to measure our compliance with our interest coverage covenant on a quarter-by-quarter basis. Any failure to comply with any of these covenants could result in a default under our agreements.  Upon the occurrence of certain defaults under our credit agreements, indentures and other treasury programs, the lenders, trustees, or counterparties have the potential ability to declare all amounts outstanding thereunder to be immediately due and payable, and our lenders could terminate commitments to extend further credit under our bank credit facilities.

A number of government programs designed to support the U.S. financial system were implemented in 2008.  We believe there have been unintended consequences of these programs that have affected us and other companies that do not qualify to participate in them.  Some of our competitors have been permitted to participate in certain of these programs, including the FDIC’s Temporary Liquidity Guarantee Program, which has effectively created below-market subsidized financing for those competitors and could continue to negatively impact our ability to issue debt at rates that are comparable to those offered by our competitors.

 The ongoing financial and banking crisis accelerated in the fourth quarter of 2008 and has significantly impacted economic growth around the globe.  We expect 2009 will be the weakest year for economic growth in the postwar period.  We are expecting recessionary conditions to persist in most of the world throughout the year, with no growth in the world economy.  As a result, for 2009, we expect our profit before tax to decline by about half as a result of higher liquidity costs, such as costs for additional credit facilities, maintaining a higher cash balance and higher borrowing rates, resulting in lower spreads between the cost of borrowing and our lending rates.

As we expect further weakening of the global economy, we expect past dues and write-offs will likely be higher in 2009 compared with 2008.  In response, we increased the Allowance for credit losses to $395 million, or 1.44 percent of net finance receivables at the end of 2008.  Should economic conditions worsen beyond expectations, additional increases to our allowance for credit losses may be needed.  Furthermore, we have initiated several actions aimed at reducing costs including employment reductions and other general, operating and administrative expenses.

POWERNOTES Issued By

CATERPILLAR FINANCIAL SERVICES CORPORATION

For the Period: 2/9/2009 to 2/17/2009

Coupon	Interest	Maturity	Callable	Survivor's Option	Price[1]	Yield[2]	Moody's	S&P	CUSIP
4.400%	Semi-Annual(†††)	2/15/11	NO	YES§	100.00	4.400%	A2	A	14912HNF3
5.000%	Semi-Annual(†††)	2/15/13	NO	YES§	100.00	5.000%	A2	A	14912HNG1
6.000%	Semi-Annual(†††)	2/15/16	2/15/11***	YES§	100.00	6.000%	A2	A	14912HNH9

Settlement Date - Friday, February 20, 2009

Pricing Supplement as of Tuesday, February 17, 2009

(†††) First Payment date 8/15/2009

*** Callable at 100% beginning on the call date above and semi-annual thereafter with 30 days notice.

§ The limit for any individual deceased owner or beneficial interest is $200,000 annually. Limit in aggregate is 1% of outstanding principal amount of PowerNotes as of the end of the most recent fiscal year. For complete details, see the prospectus.

1 Prices are quoted as a percentage of par.

2 Yields are quoted on a semi-annual bond equivalent yield basis.

Caterpillar Financial Services Corporation has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Caterpillar Financial Services Corporation has filed with the SEC for more complete information about Caterpillar Financial Services Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Caterpillar Financial Services Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 658-3267.

All offerings are subject to prior sale.

Under no circumstances shall this information constitute an offer to sell, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.